Exhibit 99.17

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 2.625% Global Notes Series QM due February 13, 2023, or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	170,500
Printing and engraving fees and expenses	6,000
Legal fees and expenses	55,000
Fiscal Agent and registrar fees and expenses	25,000
Rating fees and expenses	10,000
	U.S.$	266,500